EXHIBIT 99.5

Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102

Item 1	Names of the Parties to the Transaction

Mogo Finance Technology Inc. (“Mogo”), and Difference Capital Financial Inc. (“Difference”).

Item 2	Description of the Transaction

On June 21, 2019, Mogo and Difference completed a statutory plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) pursuant to which, Mogo became a wholly-owned subsidiary of Difference by way of a three-cornered amalgamation among Mogo, Difference and a wholly-owned subsidiary of Difference. Difference has changed its name to “Mogo Inc.” (the “Combined Entity”).

Under the Arrangement, Mogo was amalgamated with a wholly-owned subsidiary of Difference and each Mogo common share (a “Mogo Share”) outstanding immediately prior to the Arrangement, other than Mogo Shares held by Difference, was exchanged for one common share of the Combined Entity. Prior to the commencement of the Arrangement, Difference continued from a corporation existing under the Canada Business Corporations Act to a corporation existing under the BCBCA. On completion of the Arrangement, former Mogo shareholders own approximately 80% of the Combined Entity, on a fully diluted basis. In connection with the Arrangement, all of Mogo’s outstanding convertible securities became exercisable or convertible, as the case may be, for shares of the Combined Entity in accordance with the provisions thereof.

Item 3	Effective Date of the Transaction

June 21, 2019.

Item 4	Names of each Party, if any, that ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity

Mogo will cease to be a reporting issuer and the Combined Entity is reporting in all of the provinces and territories of Canada.

Item 5	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

December 31, 2019.

Item 6	Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

For the first financial year after the Arrangement, the Combined Entity will file interim financial statements for the six months ended June 30, 2019, interim financials for the nine months ended September 30, 2019 and annual financial statements for the year ended December 31, 2019.

Item 7	Documents filed under NI 51-102 that describe the transaction and where they can be found in electronic format

Further information about the Arrangement is contained in Mogo’s press release dated April 15, 2019; the Combined Entity’s press released dated April 15, 2019; Mogo’s management information circular dated May 13, 2019; the Combined Entity’s management information circular dated May 13, 2019; Mogo’s press release dated June 18, 2019; the Combined Entity’s press release dated June 18, 2019; and the Combined Entity’s press released dated June 21, 2019, which are all are available on Mogo’s or the Combined Entity’s SEDAR profiles at www.sedar.com.

Dated: June 26, 2019.